================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         KONTRON MOBILE COMPUTING, INC.
                            (Name of Subject Company)

                         KONTRON MOBILE COMPUTING, INC.
                        (Name of Person Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   749413 10 0
                      (CUSIP Number of Class of Securities)


                                 THOMAS SPARRVIK
                               7631 ANAGRAM DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 974-7000
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                                  JOHN H. STOUT
                                 BARBARA MULLER
                            FREDRIKSON & BYRON, P.A.
                              4000 PILLSBURY CENTER
                             200 SOUTH SIXTH STREET
                           MINNEAPOLIS, MN 55402-1425
                               TEL: (612) 492-7000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


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





ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is Kontron Mobile Computing, Inc., a Minnesota ("Kontron Mobile" or "the Company"). Kontron Mobile's principal executive offices are located at 7631 Anagram Drive, Eden Prairie, Minnesota 55344 and its telephone number is (952) 974-7000. Kontron Mobile's website is www.kontronmobile.com. The information on Kontron Mobile's website does not constitute a part of this Statement.

         The title of the class of the equity securities to which this Schedule 14D-9 relates is the Company's Common Stock, par value $0.001 per share (the "Common Stock"). As of June 16, 2004, there were 14,952,926 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The name, business address and telephone number of the Company, which is the person filing this Statement, are as set forth in "Item 1. Subject Company Information."

         This Statement relates to the tender offer by KAC Acquisition Corp., a Minnesota corporation ("KAC") and a wholly owned subsidiary of Kontron AG, a business entity organized under German law ("Kontron AG"). The person authorized to receive notices and communications on behalf of KAC and Kontron AG is Mr. Hannes Niederhauser, Chairman of the Board, Kontron AG, Oskar-von-Milleer-Strasse 1, 85386 Eching, Germany, telephone: 001.49.8165 77 0.

         KAC is offering to purchase at a purchase price of $0.55 per share, net to seller in cash, less any withholding taxes and without payment of interest (the "Offer Price"), all outstanding shares of Common Stock that are not owned by KAC, Kontron AG or their affiliates, on the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), both of which are incorporated herein by reference and, as may be amended or supplemented from time to time, together constitute the "Offer".

         The Offer is disclosed in a combined Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by KAC and Kontron AG with the Securities and Exchange Commission (the "SEC") on June 15, 2004. If, after the completion of the Offer, KAC owns at least 90% of the outstanding shares of Common Stock, KAC will then be permitted under Minnesota law to effect a "short-form" merger with Kontron Mobile without the approval of Kontron Mobile's board of directors or the remaining holders of Kontron Mobile's Common Stock (the "Merger"). KAC has stated that it will effect the Merger as soon as possible after it completes the Offer, unless a court prevents it from doing so. Each share of Common Stock, other than shares currently held by Kontron AG and its affiliates, that KAC does not acquire in the Offer will be converted in the Merger into the right to receive $0.55 in cash, unless the holder of the share properly perfects dissenters' rights under Minnesota law. After completion of the Merger, Kontron Mobile will be a wholly-owned subsidiary of Kontron AG.

         The Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of shares of Common Stock that would, when aggregated with the shares of the Company's securities owned directly or indirectly by Kontron AG, represent at least 90% of all shares of Common Stock then outstanding (the "Minimum Condition"); KAC may waive the minimum condition. The Offer is not conditioned upon the availability of financing.

         In its consideration of the Offer, the Special Committee of the board of directors, at the suggestion of its counsel, requested that Kontron AG consider revising the Offer to add a non-waivable requirement that, for the Offer to proceed, at least a majority of the Company's shares held by shareholders other than Kontron AG and its affiliates must be tendered ("majority-of-the-minority condition") in order that the Offer not be considered coercive. After consultation with its legal counsel, Kontron AG agreed to amend the Offer and subject it to a non-waivable majority-of-the-minority condition.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Purchase under the heading "Special Factors; Certain Related Party Transactions" and in the Company's proxy statement for its annual shareholder meeting on June 15, 2004, as filed on
Schedule 14A on April 26, 2003, under the headings "Director Compensation," "Employment Agreements" and "Certain Transactions", is incorporated herein by reference.

STOCK OPTIONS

         Members of the Kontron Mobile board of directors (including directors serving on the Special Committee), and certain Kontron Mobile officers hold options to purchase shares of Common Stock. The following chart provides the consideration these directors and officers will receive pursuant to the Offer if they exercise options with an exercise price lower than the $0.55 Offer Price and tender the vested underlying shares of Common Stock pursuant to the Offer:

                                                NUMBER OF SHARES OF             TOTAL CONSIDERATION
                                                   COMMON STOCK                 FROM OFFER EXCEEDING
                                  EXERCISE     ISSUABLE UPON EXERCISE                AGGREGATE
DIRECTOR/OFFICER                   PRICE            OF OPTIONS                    EXERCISE PRICE
David C. Malmberg                  $0.28              10,000                          $2,700
Pierre McMasters                   $0.28              10,000                          $2,700
William P. Perron                  $0.28              10,000                          $2,700
Richard L. Poss                    $0.28              10,000                          $2,700
Rudolf Wieczorek                   $0.28              10,000                          $2,700
Thomas Sparrvik                    $0.42              75,000                          $9,750

         In addition, Mr. Sparrvik, the Company's Chief Executive Officer and one of its directors, holds options to purchase an additional 75,000 shares of Common Stock at $0.42 per share that will become exercisable upon Kontron AG's acquisition of more than 80% of the Company's outstanding stock. If Mr. Sparrvik exercises these options after the completion of the Offer and before the consummation of the Merger, he will receive in the Merger for the shares issued upon exercise of these options additional consideration of $9,750 exceeding the aggregate exercise price paid to acquire these shares.

         Except as described in this Statement (including the Exhibits hereto) or incorporated herein by reference, to the Company's knowledge, as of the date hereof, there exists no material agreement, arrangement or understanding, or any actual or potential conflict of interest, between Kontron Mobile or its affiliates and its executive officers, directors or their affiliates.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

NO RECOMMENDATION

         For the reasons set forth below, the Special Committee has determined to remain neutral and make no recommendation with respect to the Offer. The Special Committee believes that each holder of Kontron Mobile Common Stock should make his, her or its own decision regarding the tender of the holder's shares, based on all the information available to such holder, including the factors considered by the Special Committee described later in this Statement. The same is true for holders who do not tender their shares, or who tender and subsequently withdraw their shares, as to whether to exercise statutory dissenters' rights if KAC completes the Offer and proceeds with the Merger

BACKGROUND OF THE OFFER

         The information set forth in the Offer to Purchase under the heading "Special Factors; Development of the Offer" is incorporated herein by reference.

         In addition, the following information is provided:

         At a meeting on September 29, 2003, the Company's board of directors considered a letter dated September 18, 2003 from the board of directors of Kontron AG, offering to acquire "all remaining outstanding Kontron Mobile Computing shares at a price of $0.45 per share" (the "45(cent)-Offer"). The 45(cent)-Offer was stated to expire October 15, 2003. The Company's board of directors formed a Special Committee, consisting of independent directors (William P. Perron and Richard L. Poss), and gave the Special Committee full authority to review and take action on the 45(cent)-Offer and any other related matters or transactions involving Kontron AG.

         In its first meeting on September 29, 2003, the Special Committee named Mr. Perron its chair, and engaged Fredrikson & Byron, P.A. as its legal counsel. The Special Committee then discussed the history of the relationship between Kontron AG and the Company, leading up to the 45(cent)-Offer. The Committee authorized Mr. Perron as Committee chair to prepare with legal counsel a response to the 45(cent)-Offer. The Committee agreed that the response should include the legal reasons for forming the Special Committee, the duties and responsibilities of the Committee, and a discussion of alternatives available to Kontron AG to take the Company private (merger or tender offer) and of the necessary filings with the Securities and Exchange Commission. Finally, the stated deadline of October 15, 2003 would be rejected as too short. To offer the Committee sufficient time to properly discharge its responsibilities with respect to the Offer, a 90-day extension of the deadline would be proposed. The Committee also discussed whether to hire an investment banking firm to evaluate the fairness of the 45(cent)-Offer from a financial perspective.

         In a meeting on October 1, 2003, the Special Committee reviewed and agreed on the text of the written response to the 45(cent)-Offer that included the points discussed at the Committee's previous meeting. Subsequent to the meeting, that response was sent by Mr. Perron to Kontron AG. The Special Committee also revisited the subject of hiring an investment banking firm and decided not to act until Kontron AG indicated its decision to proceed.

         In its November 14 Letter, Kontron AG made a formal proposal to merge the Company with a wholly-owned Kontron AG subsidiary and reiterated its 45(cent)-Offer. As described in the Offer to Purchase under the heading "Special Factors; Development of the Offer", the proposal included in the November 14 Letter contained a condition that the Special Committee approve the proposal by November 30, 2003. In discussions with the Special Committee's legal counsel, representatives of Kontron AG clarified that the proposal would not be withdrawn if the Special Committee could not reach a decision on or before November 30, 2003.

         The Special Committee decided in a meeting on December 3, 2003, to issue a press release describing Kontron AG's 45(cent)-Offer. At the meeting, the Committee also established the compensation of the Committee members. Mr. Perron, as chair, would receive monthly compensation of $5,000, not to exceed an aggregate amount of $15,000, and Mr. Poss, as a member of the Committee, would receive monthly compensation of $3,000, not to exceed an aggregate amount of $9,000.

         In December 2003, Mr. Perron contacted various investment banking firms to obtain proposals to assist the Committee with its review and analysis of the 45(cent)-Offer. Three firms submitted proposals. Mr. Perron, with the assistance of the Committee's counsel, reviewed the proposals and negotiated with two of these firms.

         At its meeting on January 6, 2004, the Special Committee discussed the final proposals received from both investment banking firms. The Committee resolved to engage Stonehill Group, LLP ("Stonehill") and directed legal counsel to finalize an agreement with Stonehill.

         In a meeting on January 8, 2004, representatives from Stonehill met with the Special Committee and its counsel to discuss the services to be provided, and a proposed timetable for a preliminary analysis of the 45(cent)-Offer.

         Stonehill presented preliminary results of its research and analysis of the Kontron AG offer from a financial perspective at a meeting of the Committee on January 19, 2004. Stonehill's presentation is summarized below under the heading "Analyses by the Special Committee's Financial Advisor."

         In a letter dated January 23, 2004, Mr. Perron informed Kontron AG that the Special Committee had engaged Stonehill and asked Kontron AG to contact Stonehill to discuss the 45(cent)-Offer.

         At the Special Committee's meeting on February 3, 2004, Stonehill's representative reported about his discussions with Kontron AG's chief executive officer. At the meeting, the Committee also discussed the desirability of Stonehill's conducting a limited market check to ascertain whether there might be other interested purchasers.

         In the meeting of the Special Committee held February 17, 2004, Stonehill responded to a request from Mr. Perron that it contact a shareholder of the Company who had filed a Schedule 13D on December 30, 2003 (as described in the Offer To Purchase, "Special Factors; Development of the Offer", incorporated herein by reference). Stonehill reported the shareholder's belief that the 45(cent)-Offer was too low, and discussed his views of the Company's prospects with Stonehill. In response to a question from Stonehill's representative, the shareholder indicated that he was not interested in acquiring either the Company or the minority shares that Kontron AG was proposing to purchase. At the meeting, the Special Committee also reiterated its view concerning the desirability of a limited market check to determine whether there might be third parties interested in the acquisition of the Company or the minority shares, and directed Stonehill to conduct such a check.

         The Special Committee held another meeting on February 27, 2004. Stonehill reported that one of the companies it had contacted had expressed an interest in the Company and had provided Stonehill with a draft of a confidentiality agreement. The Special Committee members authorized the execution of the confidentiality agreement subject to review by counsel. The Special Committee authorized Stonehill to engage in discussions with the interested company, and to continue the limited market check.

         Representatives of the interested party subsequently visited with representatives of the Company and performed initial due diligence. However, no substantive negotiations resulted. None of the other parties contacted by Stonehill expressed interest in acquiring the Company or the minority shares.

         During its meeting on March 31, 2004, the Special Committee discussed how to respond to the letter from Kontron AG, dated March 31, which in turn responded to Mr. Perron's letter of March 19. Mr. Perron's March 19 letter had encouraged Kontron AG to approach the Company's shareholders with an offer above $0.45 per share. During its meeting on March 31, the Committee contacted Kontron AG's legal counsel to discuss the Committee's reasons for asserting that Kontron AG's offer price should be higher than $0.45 per share.

         In May of 2004, Kontron AG's legal counsel informed the legal counsel for the Special Committee that Kontron AG was considering a tender offer at $0.55 per share. On June 11, 2004, Kontron AG's legal counsel provided a draft of the Offer to Purchase and informed legal counsel for the Special Committee that Kontron AG would commence a tender offer for the minority shares at $0.55 per share on June 15, 2004, the date of the Company's annual shareholder meeting.

         In its June 14 meeting, the Special Committee discussed the press release dated June 14, 2004 from Kontron AG and drafts of the Schedule TO, Offer to Purchase and Letter of Transmittal. The Committee continued its discussions of the Schedule TO and the Offer to Purchase, as well as its response on a
Schedule 14D-9, in meetings on June 15, 16, 17 and 18. As discussed previously, the Committee sought the addition of a majority-of-the-minority condition to avoid the possibility that the Offer would be considered coercive and thus subject to a more stringent judicial review if issues respecting the Offer were raised. As noted, Kontron AG agreed to amend the Offer and make it subject to a majority-of-the-minority condition.


ANALYSES BY THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

         During the negotiations between the Special Committee and Kontron AG regarding a possible consensual transaction the Special Committee anticipated it might request an opinion from Stonehill regarding the fairness, from a financial point of view, of the Offer. However, as events unfolded, the Special Committee determined not to request such an opinion from Stonehill. Accordingly, Stonehill has not been asked to render, and thus has not rendered, any determination, recommendation or opinion to the Special Committee as to the fairness of the Offer from a financial perspective. The preliminary and tentative analyses provided to the Committee described below were provided for the exclusive information and sole assistance of the Special Committee in connection with its consideration of Kontron's intitial 45(cent) proposal, do not constitute a recommendation to any holder of Shares regarding the tender of shares in the current 55(cent) Offer or, if Kontron AG proceeds with the Merger, whether to exercise statutory dissenters' rights.

         As a part of its initial engagment, Stonehill considered and analyzed, among other things: (1) publicly available information concerning Kontron Mobile, including the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, other SEC filings and press releases; (2) corporate, financial and operating information respecting the business, operations and prospects of Kontron Mobile furnished to Stonehill by Kontron Mobile; (3) a comparison of the historical financial results and present financial condition of Kontron Mobile with those of other companies that Stonehill considered; (4) a comparison with the financial terms of certain other transactions that Stonehill considered, (5) the trading price history of Kontron Mobile Common Stock; and (6) the history of Kontron AG's purchases of the Company's securities. In addition, Stonehill had discussions with the Company's management concerning the Company's business, its operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as Stonehill deemed appropriate.

         Stonehill assumed and relied upon the accuracy and completeness of the financial and other information used by Stonehill without assuming any responsibility for independent verification of such information and also relied upon the assurances of members of management of Kontron Mobile that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Kontron Mobile, Stonehill assumed with the Special Committee's consent that those projections were reasonably prepared on a basis reflecting their best currently available estimates and judgments of the management of Kontron Mobile as to the future financial performance of Kontron Mobile at the time of Stonehill's preliminary review. In performing its analyses, Stonehill conducted only a limited physical inspection of the properties and facilities of Kontron Mobile and did not make or obtain any evaluations or appraisals of the assets or liabilities of Kontron Mobile.

         In its preliminary review, Stonehill made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Kontron Mobile. Neither Kontron Mobile, Stonehill nor any other person assumes responsibility if the Company's future results are materially different from those discussed. Any estimates contained in these preliminary evaluations were not necessarily indicative of actual values for periods subsequent to the date of Stonehill's preliminary review or predictive of future results or values, which may be significantly more or less favorable than those used for purposes of the analyses described below. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

         The following is a brief summary of the preliminary financial analyses performed by Stonehill and presented to the Special Committee at its meeting on January 19, 2004. Those analyses were only preliminary and tentative and intended solely for the Special Committee. They have not been updated since January 19, 2004.

Guideline Companies.

         Stonehill considered and compared on a preliminary basis specific financial and operating data relating to Kontron Mobile with selected companies that Stonehill considered could be comparable to Kontron Mobile, including Datakey Inc., EMS Technologies, Inc., Image Systems Corp, National Datacomputer Inc. and others. Using publicly available information, Stonehill calculated and considered each company's ratio of enterprise value to its last twelve months
(LTM) revenues and to earnings before interest, taxes, depreciation and amortization (EBITDA). This analysis indicated an equity value range for Kontron Mobile Common Stock between ($0.16) and $1.45 per share (assuming the conversion of the Company's preferred stock held by Kontron AG into Common Stock) and ($0.56) and $1.64 (assuming the treatment of the Company's preferred stock as debt). Based on LTM revenues, the average equity value for the Common Stock was $0.43 (treating preferred stock on an as-converted basis) and $0.24 (treating preferred stock as debt), and the median equity value for the Common Stock was $0.32 (treating preferred stock on an as-converted basis) and $0.10 (treating preferred stock as debt). Based on EBITDA, the average equity value for the Common Stock was $0.30 (treating preferred stock on an as-converted basis) and $0.08 (treating preferred stock as debt), and the median equity value was $0.31 (treating preferred stock on an as-converted basis) and $0.09 (treating preferred stock as debt).

Guideline Companies (Military).

         Stonehill performed similar preliminary comparisons with selected companies in the military industry that Stonehill deemed may be comparable to Kontron Mobile, including DRS Technologies, Inc., General Dynamics Corp, L-3 Communications Holdings, Inc. and others. Using publicly available information, Stonehill calculated and compared each company's ratio of enterprise value to its LTM revenues and to EBITDA. This analysis indicated an equity value range for Kontron Mobile Common Stock between $0.17 and $0.56 per share (assuming the conversion of the Company's preferred stock held by Kontron AG into Common Stock) and ($0.11) and $0.43 (assuming the treatment of the Company's preferred stock as debt). Based on LTM Revenues, the average equity value of the Common Stock was $0.42 (treating preferred stock on an as-converted basis) and $0.23 (treating preferred stock as debt), and the median equity value was $0.42 (treating preferred stock on an as-converted basis) and $0.23 (treating preferred stock as debt). Based on EBITDA, the average equity value was $0.24 (treating preferred stock on an as-converted basis) and ($0.01) (treating preferred stock as debt), and the median equity value was $0.23 (treating preferred stock on an as-converted basis) and ($0.02) (treating preferred stock as debt).

M&A Transactions

         Using publicly available information, Stonehill considered and compared the purchase prices and multiples paid in selected merger and acquisition transactions since December 2000 that may be comparable. Stonehill calculated the price (including debt) as a multiple of LTM revenue and LTM EBITDA for each acquired company for the twelve months immediately preceding the announcement of each applicable transaction. This analysis indicated an equity value range for the Common Stock between ($0.47) and $1.04 per share. Based on LTM Revenues, the average equity value of the Common Stock was $0.34 (treating preferred stock on an as-converted basis) and $0.12 (treating preferred stock as debt), and the median equity value was $0.20 (treating preferred stock on an as-converted basis) and ($0.07) (treating preferred stock as debt). Based on EBITDA, the average equity value was $0.08 (treating preferred stock on an as-converted basis) and ($0.24) (treating preferred stock as debt), and the median equity value was $0.05 (treating preferred stock on an as-converted basis) and (0.27) (treating preferred stock as debt).

Acquisition Premiums

         Stonehill reviewed the premiums paid for six selected acquisition transactions that Stonehill considered may be relevant in which cash was paid as consideration. Stonehill calculated the premium per share paid by the acquiror, using the target's closing stock price on the day on which each transaction was announced, compared to the average share price of the target company (1) one day and (2) 30 calendar days prior to the announcement. This analysis produced premium ranges from (7.9%) to 66.7%. The average premium based on a one-day comparison was 18.1%, based on a 30-day comparison 39.0%. The median premium based on a one-day comparison was 15.3% and based on a 30-day comparison was 46.7%. The Company announced the 45(cent)-Offer on December 3, 2003. This offer constituted a 25.0% premium over the closing price of the Common Stock on December 2, 2003 and a 40.6% premium over the 30-calendar day average closing prices.

Discounted Cash Flow Analysis

         Stonehill performed a preliminary discounted cash flow analysis on the Company's projected financial information for fiscal year 2004 and Stonehill's estimates for fiscal years 2005 through 2008 based upon operating and financial assumptions, forecasts and other information provided to Stonehill by the Company's management. Using this information and various cost of capital assumptions, Stonehill calculated the implied equity value per share of the Common Stock at approximately ($0.25) to $.06.


REASONS FOR NO RECOMMENDATION

         When deciding upon its position with regard to the Offer, the Special Committee considered in its meetings on June 15, 16 and June 17, 2004 a variety of factors based on (i) its meetings and discussions held since the receipt of the 45(cent)-Offer, (ii) the members' personal knowledge of the Company's business and its prospects by reason of their positions as directors of the Company, (iii) the financial analyses provided by Stonehill in January 2004 and
(iv) publicly available information. Based on its consideration of these factors, the Special Committee decided neither to recommend against nor for the Offer. Instead, the Committee has chosen to make no recommendation with respect to the Offer. The Special Committee also concluded that a written fairness opinion from Stonehill would not provide any additional information necessary for the evaluation of the Offer and, therefore, decided not to request such an opinion from Stonehill.

         The Special Committee acknowledges that the Offer is within the range of the preliminary financial analyses provided by Stonehill in January 2004 as previously described (see above, "Analyses of the Special Committee's Financial Advisor"). In reaching its decision not to make a recommendation to the Company's shareholders, the Special Committee considered the following additional factors:

         Financial and Business Prospects of the Company. The Special Committee considered the Company's financial condition, its results of operations, competitive position, business and prospects, including the projections summarized in the Offer to Purchase under the heading "Special Factors; Kontron Mobile Financial Projections" and incorporated herein by reference.

         Market Prices of the Common Stock. The Special Committee acknowledged the historical trading prices of the Company. The closing price for the Common Stock on December 2, 2003, the day prior to the announcement of the 45(cent)-Offer, was $0.36 per share, i.e., the 45(cent)-Offer represented a premium of 25.0% over such closing price. The closing price for the Common Stock on June 14, 2004, the last day prior to the commencement of the Offer, was $0.46 per share, i.e., the 55(cent)-Offer thus represents a premium of 19.56% over such closing price.

         Kontron AG's Offer from July 2002. The Special Committee considered Kontron AG's offer from July 2002 to purchase the minority shares at $0.65 per share.

         Previous Stock Acquisitions by Kontron AG. The Special Committee considered the fact that in 2000, Kontron AG acquired shares of Common Stock at prices varying from $0.90 up to $1.23 per share.

         Liquidity, Trading Volume and Lack of Analyst Coverage. In light of Kontron AG's long-term and continuing ownership of about 65 percent of the Company (assuming the conversion of the Company's preferred stock held by Kontron AG), the liquidity and trading volume for the Common Stock (i.e. the remaining 35% of the outstanding stock) has generally been low. Illiquidity typically has an adverse effect on trading prices. This issue is exacerbated by the lack of coverage of the Common Stock by research analysts.

         No Participation in Future Growth or Loss. Kontron AG, through its wholly owned subsidiary KAC, will be the sole beneficiary of any future growth of the Company, and the Company's current shareholders will not be able to participate in such growth, if KAC completes the Offer and proceeds with the subsequent Merger. However, the Company's current shareholders will also not participate in any future losses, which Kontron AG will have to bear alone if the Offer is completed and the Merger consummated.

         Taxable Event. The tender of shares for cash pursuant to the Offer, as well as the conversion of any shares (with the exception of shares subject to dissenters' rights) into the right to receive cash in the Merger, will result in a taxable event for the shareholders who will realize either gain or loss, depending upon the tax basis they had in their shares.

         Lack of Other Proposals. The Special Committee considered the fact that despite Stonehill's efforts, and even though the intent of Kontron AG to acquire all of the outstanding shares of Common Stock of the Company not yet owned by Kontron AG and its affiliates was public knowledge since November 2003, no seriously interested third party came forward or was identified that was willing to enter into any transaction involving the acquisition of most or all of the Common Stock.

         Interdependence with Kontron AG. The interdependence of the Company and Kontron AG (together with its operating subsidiaries, especially in Taiwan) as evidenced by the Joint Development and Sales Agreement dated April 1, 2001, the importance for the Company of sales to Kontron AG and its subsidiaries, the credit line provided to the Company by Kontron AG (all as described in the Offer to Purchase under the heading "Certain Related Party Transactions", which is incorporated herein by reference) and the production of certain of the Company's products by Kontron AG impact the Company's ability to successfully operate its business and meet its projections.

         Cost and Efforts related to Reporting Company Status. The Company must devote significant financial and human resources to maintain its status as a reporting company under the Securities Exchange Act from 1934, as amended. Upon completion of the Offer and consummation of the Merger, the Common Stock would be deregistered and the Company would be able to operate its business as a wholly-owned, privately held subsidiary of Kontron AG, without being subject to any reporting obligations.

         Availability of Dissenters' Rights. Shareholders who do not tender their shares, or who withdraw tendered shares, may exercise their statutory dissenters' rights for a judicial determination of the "fair value" of such shares if KAC completes the Offer and proceeds with the Merger. Such fair value would be based upon a court's assessment of the value of the Company's shares at the time of the Merger after consideration of the dissenters' evidence of fair value, which may result in a lower or higher per share value.

         In deciding to make no recommendations, the Committee remained concerned that (i) the Offer did not, at a minimum, reflect the amounts previously paid by Kontron AG for shares of the Company, or the purchase price offered by Kontron AG in July 2002, and (ii) the value of the Common Stock is materially influenced by the business decisions and performance of Kontron AG and its affiliates with respect to the financing of the Company and the manufacturing and delivery of many of the Company's products.

         The description set forth above is not intended to be exhaustive but summarizes the factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the factors it considered. In addition, the members of the Committee may have given different weights to the various factors considered. However, the members of the Special Committee were unanimous in their decision not to make a recommendation to the Company's shareholders with respect to the Offer.

INTENT TO TENDER

         To the Company's knowledge after reasonable inquiry, all directors, including the members of the Special Committee, and executive officers of the Company, based on their individual investment decisions solely as shareholders of the Company, intend to validly tender their shares of Common Stock and do not intend to withdraw tendered shares.


ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Except as disclosed in this Schedule 14D-9, neither Kontron Mobile nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to its stockholders on its behalf with respect to the Offer.

         As of the date of this filing, Mr. Perron has received an aggregate compensation of $15,000 for his services as Chairman of the Special Committee, and Mr. Poss has received a total amount of $9,000 for his services as a member of the Special Committee.

         The Company is obligated to pay to Stonehill for its services an aggregate amount ranging from approximately $130,000 to approximately $133,000. The final amount payable depends on the entire consideration paid in the Offer and the subsequent Merger and therefore, is contingent upon the number of outstanding options and warrants with exercise prices below the Offer price of $0.55 that will be exercised prior to the Offer and/or the Merger. This amount does not include a fee for the delivery of a fairness opinion. Of this amount, $55,000 has been paid to date. The Company has also agreed to reimburse Stonehill for reasonable out-of-pocket expenses, provided, that expenses in excess of $5,000 were subject to prior approval of the Special Committee. The Company agreed to indemnify and hold harmless Stonehill or any employee, agent, officer, director, attorney, shareholder or any person who controls Stonehill, against and from all losses arising out of or in connection with its engagement by the Special Committee.

         The Special Committee retained Fredrikson & Byron, P.A. to act as legal advisor to the Special Committee and incurred. As of the date of this filing, legal expenses and fees in the amount of approximately $70,000 have been incurred. Additional legal fees and expenses will be incurred through the completion or termination of the Offer.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         During the past 60 days, neither the Company nor, to the Company's knowledge, any of its executive officers, directors, or affiliates, have effected any transaction in shares of Common Stock.


ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSAL.

         In connection with the Offer Kontron Mobile, through the Special Committee, engaged in the negotiations discussed in "Item 4. Background of the Offer." Except as described herein or in the Offer to Purchase, no negotiations are being undertaken or underway by Kontron Mobile in response to the Offer which relate to, or would result in: (1) a tender offer or other acquisition of Kontron Mobile's securities by Kontron Mobile, any subsidiary of Kontron Mobile or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Kontron Mobile or any subsidiary of Kontron Mobile, (3) any purchase, sale or transfer of a material amount of assets of Kontron Mobile or any subsidiary of Kontron Mobile, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Kontron Mobile.

ITEM 8   ADDITIONAL INFORMATION.

         None.

ITEM 9.  EXHIBITS.

         The following Exhibits are filed herewith:

Exhibit           Description
-------           -----------

(a)(1)            Press Release of the Company dated June 15, 2004

(e)(1)            Excerpted portions of the Offer to Purchase dated June 15,
                  2004 filed as Exhibit (a)(1)(i) to Schedule TO filed by KAC
                  Acquisition Corp and Kontron AG on June 15, 2004

(e)(2)            Excerpted portions of the Company's Proxy Statement on Schedule 14-A for the Company's annual shareholder meeting filed on April 26, 2004

(g)               None

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         /s/ Thomas Sparrvik
--------------------------------------------------------------------------------
(Thomas Sparrvik, Chief Executive Officer (principal executive officer)


         June 21, 2004
--------------------------------------------------------------------------------
(Date)


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